                                                Filing by The UBS Funds pursuant
                                                to Rule 425 under the Secutities
                                                Act of 1933, as amended.

                                                Subject Company: UBS Managed
                                                Investments Trust
                                                IC File No.: 811-04040
--------------------------------------------------------------------------------

UBS
                                           UBS Global Asset Management (US) Inc.
                                           51 West 52nd Street
                                           New York, NY
                                           10019
                                           www.ubs.com

                                           Brian M. Storms
                                           President, UBS Funds
                                           Tel: 212-882 5000

December 18, 2002

Dear Shareholder,

In our ongoing effort to ensure that you receive the highest quality  investment management expertise,  we are proposing to merge the UBS Strategy Fund (Strategy
Fund) into the UBS  Global  Equity  Fund  (Global  Equity  Fund).  The  enclosed supplement  to the Strategy  Fund  prospectus  provides  more details  about the proposed merger.

Why are we proposing this merger?
When the Strategy Fund was launched,  the Fund's investment adviser,  then known as Mitchell Hutchins Asset Management ("Mitchell Hutchins"),  had no affiliation with UBS AG. Approximately  eighteen months later, Mitchell Hutchins became part of UBS AG's asset  management  division and began offering UBS's vast investment management capabilities.

The Global Equity Fund, managed by UBS Global Asset Management, and the Strategy
Fund are both global in scope and have similar investment  objectives.  However, the Global Equity Fund is an actively  managed  portfolio that  currently  holds more  than  160  securities  across  12  global  sectors  and  provides  greater diversification than the Strategy Fund. Additionally, the Global Equity Fund has
more investment  flexibility since its investments are not limited to only those stocks that are included in UBS Warburg's  Global 50 Highlighted  StocksSM list, which is a  requirement  imposed on the Strategy Fund by its  prospectus.  Given these benefits, we believe that the merger is in your best interest.

Performance1
The Global  Equity Fund has  outperformed  the  Strategy  Fund over the Strategy
Fund's  three-year  lifespan  with an  average  annual  return of -7.38%  versus
-24.74%,  respectively  (December  2, 1999 to December 2, 2002).  Below you will find  additional  performance  information  with respect to both Funds and their benchmarks, as of October 31, 2002.

As of October 31, 2002
                                         YTD      1 Yr.   3 Yrs.   5 Yrs.    Life
------------------------------------------------------------------------------------
UBS Global Equity Fund Class A Shares  -17.11%  -10.89%   -6.57%   -0.66%   -1.18%
   After maximum sales charge          -21.70%  -15.82%   -8.31%   -1.78%   -2.22%
MSCI World Equity (Free) Index         -19.80%  -14.50%  -13.46%   -1.24%      --

UBS Strategy Fund Class A Shares       -20.00%   -6.78%      --       --   -24.57%
   After maximum sales charge          -24.40%  -11.82%      --       --   -25.97%
Dow Jones World Index                  -20.34%  -14.64%  -13.80%   -2.66%      --
S&P 500 Index                          -21.83%  -15.10%  -12.22%    0.73%      --

UBS Global Asset Management (US) Inc. is a subsidiary of UBS AG

What additional benefits will the proposed merger provide to you?
We believe the proposed merger also offers the following benefits:

•    Access to an experienced  portfolio management team with an average of more than 20 years of investment experience in both up and down markets.
•    A  disciplined  investment  style.  UBS Global  Equity Fund is based on the
     Global Equity Strategy, which has been available to institutional investors for more than 20 years using a disciplined investment process.

What are the advantages of active management by UBS Global Asset Management?

•    A truly  integrated  global  investment  platform  that is  supported by 86 analysts  located in 12  countries,  who follow more than 3,000  individual companies.
•    An  investment  philosophy  focused  on  intrinsic  value.  Our  investment management  teams  employ an  investment  research  process  that  looks to identify  discrepancies  between  security  prices and values  arising from market  behavior  that they believe  indicate a likelihood  that a security will outperform the market.
•    A leader in risk management and asset allocation.  We have a dedicated team of  49  asset  allocation  and  risk  management  professionals  who  use a state-of-the-art,  proprietary risk management system to help our portfolio managers minimize risk and maximize return potential.
•    A commitment  to  exceptional  research.  We strive to look at things in an unconventional  manner and identify  emerging trends before critical shifts take place in the markets.

What happens next?
In a few weeks,  you will be receiving a proxy statement that explains in detail the proposed merger of the UBS Strategy Fund into the UBS Global Equity Fund. If you have any questions about the proposed merger,  please contact your financial advisor or UBS Global Asset Management Client Services at 800-647 1568.

Yours sincerely,

Brian M. Storms
President and Chief Executive Officer
UBS Global Asset Management (US) Inc.

Enclosure

For more complete information about UBS Strategy Fund or UBS Global Equity Fund, including information regarding sales charges and expenses,  please contact your financial  advisor for a prospectus for either Fund.  Please read the prospectus carefully before investing.

A Proxy  Statement  on Form  N-14 will be filed  with  Securities  and  Exchange
Commission  (SEC) and will be  mailed to  shareholders  at no cost.  This  Proxy
Statement  will  contain  important   information  about  the  proposed  merger,
including information about the expenses,  investment objectives and policies of
UBS Strategy Fund and UBS Global Equity Fund.  The Proxy  Statement will contain important information. Please read it carefully.

You may  review  and copy  information  about  the  Fund,  including  the  Proxy
Statement,  when  available,  shareholder  reports  and the SAI,  at the  Public
Reference  Room of the SEC. You may obtain  information  about the operations of the SEC's Public  Reference Room by calling the SEC at 202-942 8090. You can get copies of reports and other information about the Fund:

•    For a fee, by electronic  request at  publicinfo@sec.gov  or by writing the
                                           ------------------
     SEC's Public Reference Section, Washington, D.C. 20549-0102; or

•    Free from the EDGAR Database on the SEC's Web Site at http://www.sec.gov.
                                                           ------------------

--------------------------------
1 Performance is for Class A shares after  deducting  maximum sales charge.  The performance for the period 12/2/99 - 12/2/02,  prior to deducting sales charges, was -5.62% for Global  Equity Fund and -23.31% for  Strategy  Fund.  Other share classes are offered and their returns will vary  depending on expenses and sales charges.  Performance is historical and does not represent  future  performance.
UBS Strategy Fund Class A shares  commenced  operations on December 2, 1999. UBS
Global Equity Fund Class A shares commenced operations on June 30, 1997. Class A shares are subject to a maximum  initial sales charge of 5.50% and ongoing 12b-1 service  fees.  Purchases  of $1 million  or more are not  subject to an initial sales  charge;  however,  there is a 1%  contingent-deferred  sales  charge  for redemptions  of purchases  made within one year.  The MSCI World  Equity  (free)
Index is a broad-based  index that  represents  the U.S. and developed  non-U.S.
equity markets in terms of  capitalization  and  performance.  It is designed to provide a  representative  total  return for all major stock  exchanges  located inside and outside the U.S. The S&P 500 Index is an  unmanaged,  weighted  index comprising  500  widely  held  common  stocks  varying  in  composition  and  is unavailable  for  investment.  The Dow  Jones  World  Index  is a  broad  market benchmark  that  covers 34  countries  and the 10  economic  sectors,  18 market sectors, 51 industry groups and 89 subgroups.